UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Mecox Lane Limited

(Name of Issuer)
Ordinary Shares, par value $0.0001

(Title of Class of Securities)
G5953U 102

(CUSIP Number)
SINA Corporation
20/F Beijing Ideal International Plaza
No. 58 Northwest 4th Ring Road
Haidian District, Beijing, People’s Republic of China
Telephone: +86 10 5898 3009

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
with a copy to:
Lee Edwards
Shearman & Sterling LLP
12th Floor, East Tower, Twin Towers
B-12 Jianguomenwai Dajie
Beijing, People’s Republic of China
+86 10 5922 8000
March 25, 2011

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	C5953U 102	Page	3	of	10 Pages

1	NAME OF REPORTING PERSONS SINA Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		125,240,702 ordinary shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		125,240,702 ordinary shares

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

125,240,702 ordinary shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

Item 1. Security and Issuer.
This Statement on Schedule 13D (this “Statement”) relates to the ordinary shares, par value $0.0001 per share (the “Shares”), of Mecox Lane Limited, a Cayman Islands corporation (the “Company”), whose principal executive offices are located at 22nd Floor, Gems Tower, Building 20, No. 487, Tianlin Road, Shanghai 200233, People’s Republic of China.
Item 2. Identity and Background.
          This Statement is being filed by SINA Corporation, a company organized under the laws of the Cayman Islands (“SINA”).
          SINA is an online media company and mobile value-added service provider.
          The principal executive offices of SINA are located at 37F, Jin Mao Tower 88 Century Boulevard, Pudong, Shanghai 200121, China.
          The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of SINA are set forth in Schedule A hereto and are incorporated herein by reference.
          During the last five years, neither SINA nor, to the best of its knowledge, any of the persons listed in Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Considerations.
          SINA, Maxpro Holdings Limited (“Maxpro”) and Ever Keen Holdings Limited (“Ever Keen”) entered into a Share Purchase agreement dated as of February 28, 2011 (the “Share Purchase Agreement”). One copy of the Share Purchase Agreement is attached hereto as Exhibit A. The description of the Share Purchase Agreement contained herein is qualified in its entirety by reference to Exhibit A, which is incorporated herein by reference.
          Sina purchased from Maxpro and Ever Keen 76,986,529 Shares of Mecox Lane, representing 19% of the total issued and outstanding Shares of the Company for an aggregate purchase price of $65,985,154, representing a purchase price of $0.8571 per Share of the Company, or $6.00 per American depositary share (“ADSs”), at a closing that occurred on March 25, 2011 (the “Closing Date”). SINA nominated one member to the Company’s board of directors effective on March 25, 2011.
          The purchase of Shares was funded from the working capital of SINA.

Item 4. Purpose of Transaction.
          The information set forth in Item 3 is hereby incorporated by reference in this Item 4.
          Option Agreement
          On February 28, 2011, SINA, Maxpro Holdings Limited (“Maxpro”) and Ever Keen Holdings Limited (“Ever Keen”) entered into an Option Agreement (the “Option Agreement”), a copy of which is attached as Exhibit B hereto. Pursuant to the Option Agreement, Maxpro and Ever Keen agreed to grant an option (the “Option”) to SINA to purchase 48,254,173 ordinary shares of the Company at an exercise price of $1.1429 per Share within two years following the Closing Date.
          The description of the Option Agreement contained herein is qualified in its entirety by reference to Exhibit B, which is incorporated herein by reference.
          Memorandum of Understanding
          On February 28, 2011, SINA and the Company executed a Memorandum of Understanding (the “MOU”), pursuant to which SINA and the Company agree to work with each other to pursue a strategic partnership. A copy of the MOU is attached as Exhibit C hereto
          The description of the Option Agreement contained herein is qualified in its entirety by reference to Exhibit C, which is incorporated herein by reference.
          Assignment and Joinder
          On the Closing Date, SINA, Maxpro and Ever Keen entered into an Assignment and Joinder (the “Assignment and Joinder”), a copy of which is attached as Exhibit D hereto. Pursuant to the Assignment and Joinder, SINA agrees to be bound by the provisions of the registration rights agreement by and among the Company and the other parties named therein and pursuant to which SINA will enjoy certain registration rights in respect of the Shares purchased from the Sellers.
          The description of the Assignment and Joinder contained herein is qualified in its entirety by reference to Exhibit D, which is incorporated herein by reference.
          Although SINA has no present intention to acquire securities of the Company other than pursuant to the Option Agreement, it intends to review its investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Company, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Company owned by it in the open market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, SINA specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), SINA currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Company’s business and prospects; other developments concerning the Company and its businesses generally; other business opportunities available to SINA; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Company.
          Except as set forth in this Schedule 13D, SINA has no present plans or proposals that relate to or would result in:
     (i) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company,
     (ii) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company,
     (iii) A sale or transfer of a material amount of assets of the Company,
     (iv) Any change in the present Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board,
     (v) Any material change in the present capitalization or dividend policy of the Company,
     (vi) Any other material change in the Company’s business or corporate structure,
     (vii) Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person;
     (viii) A class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association,
     (ix) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended, or
     (x) Any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer.
          The responses of SINA to Rows (7) through (13) of the cover pages of this Schedule 13D and the information set forth in Item 3 are hereby incorporated by reference in this Item 5.
          Pursuant to the Share Purchase Agreement, on the Closing Date, SINA acquired and is deemed to beneficially own 76,986,529 Shares, representing 19% of the Company’s total issued and outstanding Shares as of the Closing Date.

          Pursuant to the Option Agreement, SINA is deemed to beneficially own 48,254,173 Shares of the Company, which represents 11.9% of the total issued and outstanding Shares of the Company as of the Closing Date, all as calculated pursuant to Rule 13d-3, promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”).
          Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by SINA that it is the beneficial owner of any of the Shares referenced herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
          As of the Closing Date, Charles Chao, Chief Executive Officer of SINA, owns 15,000 ADSs of the Company, representing approximately 0.026% of the Company’s total issued and outstanding Shares.
          As of the Closing Date, Yichen Zhang, the independent director of SINA, owns 18,000 ADSs of the Company, representing approximately 0.031% of the Company’s total issued and outstanding Shares.
          Except as disclosed in this Schedule 13D, neither SINA nor, to the best of its knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Shares or has the right to acquire any Shares.
          Except as disclosed in this Schedule 13D, neither SINA nor, to the best of its knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Shares that they may be deemed to beneficially own.
          Except as disclosed in this Schedule 13D, neither SINA nor, to the best of its knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Shares during the past 60 days.
          To the best knowledge of SINA, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by SINA.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          The information set forth in Items 3 and 4 is hereby incorporated by reference in this Item 6.
          IPO Lock-Up Agreement
          On February 28, 2011, SINA executed a lock-up agreement in favor of UBS AG, Credit Suisse Securities (USA) LLC and the other underwriters named therein (the “IPO Lock-Up Agreement”), a copy of which is attached as Exhibit E hereto. Pursuant to the IPO Lock-Up Agreement, SINA agrees, among other things and subject to certain exceptions therein, (i) not to sell the Shares of the Company purchased from the Sellers pursuant to the Share Purchase

Agreement for a period starting from the Closing Date to and ending on the date that is 180 days following the date of the final prospectus of the Company relating to the Company’s initial public offering (the “IPO Lock-Up Period”); and (ii) in the event that it exercises the Option during the IPO Lock-Up Period, it will execute and deliver a new lock-up agreement, on substantially the same terms as the IPO Lock-Up Agreement, to the Representatives in relation to such additional Shares.
          The description of the IPO Lock-Up Agreement contained herein is qualified in its entirety by reference to Exhibit E, which is incorporated herein by reference.
          Company Lock-Up Agreement
          On February 28, 2011, SINA executed a lock-up agreement in favor of the Company (the “Company Lock-Up Agreement”), a copy of which is attached as Exhibit F hereto. Pursuant to the Company Lock-Up Agreement, SINA agrees, among other things and subject to certain exceptions therein, (i) not to sell the Shares purchased from the Sellers pursuant to the Share Purchase Agreement within one year following the Closing Date (the “Company Lock-Up Period”); and (ii) if prior to the expiration of the IPO Lock-Up Period; Sina exercises the Option, Sina shall execute an additional lock-up agreement with the Company pursuant to which Sina shall agree to lock up the Shares purchased under the Option Agreement on the same terms as the Company Lock-Up Agreement for the remainder of the Company Lock-Up Period.
          The description of the Company Lock-Up Agreement contained herein is qualified in its entirety by reference to Exhibit F, which is incorporated herein by reference.
          Indemnity Escrow Agreement
          On March 21, 2011, SINA, Maxpro, Ever Keen and JPMorgan Chase Bank, N.A. executed an escrow agreement (the “Indemnity Escrow Agreement”), a copy of which is attached as Exhibit G hereto. Pursuant to the Indemnity Escrow Agreement, SINA deposited $9,897,773 into an escrow account to be held by JPMorgan Chase Bank, N.A. to be drawn against in the event of indemnification claims by the Company against Mapro or Ever Keen under the Share Purchase Agreement.
          The description of the Indemnity Escrow Agreement contained herein is qualified in its entirety by reference to Exhibit G, which is incorporated herein by reference.
          Except as described above or elsewhere in this Schedule 13D or incorporated by reference in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between SINA or, to the best of its knowledge, any of the persons named in Schedule A hereto and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.
          Share Escrow Agreement

          On March 21, 2011, SINA, Maxpro, Ever Keen and JPMorgan Chase Bank, N.A. executed an escrow agreement (the “Share Escrow Agreement”), a copy of which is attached as Exhibit H hereto. Pursuant to the Share Escrow Agreement, Maxpro and Ever Keen deposited 48,254,173 Shares of the Company into an escrow account to be held by JPMorgan Chase Bank, N.A. to be released to SINA upon exercise of the Option by SINA.
          The description of the Share Escrow Agreement contained herein is qualified in its entirety by reference to Exhibit H, which is incorporated herein by reference.
          Except as described above or elsewhere in this Schedule 13D or incorporated by reference in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between SINA or, to the best of its knowledge, any of the persons named in Schedule A hereto and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description

A	Share Purchase Agreement, dated as of February 28, 2011, among SINA Corporation, Maxpro Holdings Limited and Ever Keen Holdings Limited

B	Option Agreement, dated as of February 28, 2011, among SINA Corporation, Maxpro Holdings Limited and Ever Keen Holdings Limited

C	Memorandum of Understanding, dated as of February 28, 2011, between SINA Corporation and Mecox Lane Limited

D	Assignment and Joinder, dated as of March 25, 2011, among SINA, Maxpro Holdings Limited and Ever Keen Holdings Limited

E	Lock-Up Agreement, dated as of February 28, 2011, executed by SINA in favor of UBS AG, Credit Suisse Securities (USA) LLC and other parties named therein

F	Lock-Up Agreement, dated as of February 28, 2011, executed by SINA in favor of the Company

G	Escrow Agreement, dated as of March 21, 2011, among SINA, Maxpro, Ever Keen and JPMorgan Chase Bank, N.A.

H	Escrow Agreement, dated as of March 21, 2011, among SINA, Maxpro, Ever Keen and JPMorgan Chase Bank, N.A.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:

March 31, 2011	SINA CORPORATION
/s/ Herman Yu
Signature

Herman Yu/Chief Financial Officer
Name/Title

SCHEDULE A
SINA Corporation
Directors and Executive Officers

Present Principal
Name	Occupation	Business Address	Citizenship
Yan Wang	Chairperson	20F Ideal Plaza No.58 Northwest 4th Ring Road, Haidian District Beijing 100080, PRC	PRC

Pehong Chen	Independent Director	1600 Seaport Blvd. Suite 120 Redwood City, CA 94063	USA

Lip-Bu Tan	Independent Director	c/o Walden International One California Street, 28th Floor San Francisco, CA 94111	USA

Ter Fung Tsao	Independent Director	C/O Standard Foods Corporation 5th Floor, No. 136, Jen Ai Road, Section 3, Taipei 10657, Taiwan	Taiwan

Yichen Zhang	Independent Director	c/o CITIC Capital Holdings Limited 28/F CITIC Tower 1 Tim Mei Avenue Central, Hong Kong	Hong Kong

Present Principal
Name	Occupation	Business Address	Citizenship
Song-Yi Zhang	Independent Director	10/F., Fung House, 19-20 Connaught Road Central, Hong Kong.	Hong Kong

Charles Chao	President, Chief Executive Officer and Director	20F Ideal Plaza No.58 Northwest 4th Ring Road, Haidian District Beijing 100080, PRC	USA

Herman Yu	Chief Financial Officer	20F Ideal Plaza No. 58 Northwest 4th Ring Road, Haidian District Beijing 100080, PRC	USA

Hong Du	Chief Operating Officer	20F Ideal Plaza No. 58 Northwest 4th Ring Road, Haidian District Beijing 100080, PRC	PRC

Tong Chen	Executive Vice President and Chief Editor	20F Ideal Plaza No. 58 Northwest 4th Ring Road, Haidian District Beijing 100080, PRC	PRC

EXHIBIT INDEX

Exhibit No.	Description

A	Share Purchase Agreement, dated as of February 28, 2011, among SINA Corporation, Maxpro Holdings Limited and Ever Keen Holdings Limited

B	Option Agreement, dated as of February 28, 2011, among SINA Corporation, Maxpro Holdings Limited and Ever Keen Holdings Limited

C	Memorandum of Understanding, dated as of February 28, 2011, between SINA Corporation and Mecox Lane Limited

D	Assignment and Joinder, dated as of March 25, 2011, among SINA, Maxpro Holdings Limited and Ever Keen Holdings Limited

E	Lock-Up Agreement, dated as of February 28, 2011, executed by SINA in favor of UBS AG, Credit Suisse Securities (USA) LLC and other parties named therein

F	Lock-Up Agreement, dated as of February 28, 2011, executed by SINA in favor of the Company

G	Escrow Agreement, dated as of March 21, 2011, among SINA, Maxpro, Ever Keen and JPMorgan Chase Bank, N.A.

H	Escrow Agreement, dated as of March 21, 2011, among SINA, Maxpro, Ever Keen and JPMorgan Chase Bank, N.A.